Halcium Energy Inc.

ANNUAL REPORT

7533 S Center View Ct

West Jordan,, UT 84084

(801) 871-5641

www.halcium.com

This Annual Report is dated November 5, 2025.

BUSINESS

Halcium Energy Inc. (the "Company") is a corporation organized in the State of Utah on January 6, 2021. The Company is a development-stage entity focused on the research and development of a novel rooftop wind turbine. To date, the Company's operations have been dedicated to research, design, securing IP, and fundraising.

The Company's initial business plan, as outlined in its 2021 Regulation Crowdfunding offering, was focused on the development of a small, residential-scale turbine, formerly known as the "PowerPod" .

Throughout the 2023 and 2024 fiscal years, the Company's activities were primarily dedicated to research and development. During 2024, the Company engaged a third-party engineering firm to conduct a feasibility study, computational fluid dynamics (CFD) modeling, and digital optimization of the core technology. Concurrently, the Company engaged a fractional CMO to conduct market research.

The data from this analysis led management to identify a more immediate and high-value market opportunity in the Commercial & Industrial (C&I) sector. As a result, during 2024, the Company initiated a strategic pivot to focus on a larger, more powerful turbine design purpose-built for C&I applications, such as data centers, factories, and warehouses.

As of November 2025, this third-party engineering analysis was complete, validating the feasibility of the C&I application and providing a digitally-optimized design path. The Company has not yet generated revenue and is currently planning to use future capital to fund the final stage of development & commercialization. As of November 2025, the Company had 1 employee.

Previous Offerings

The Company has conducted the following exempt offerings within the past three years:

August 2024 (Regulation Crowdfunding):
-Security Type: Simple Agreement for Future Equity (SAFE)
-Amount Sold: $426,017
-Use of Proceeds: Prototyping, WeFunder Fees, Patent Costs, Legal Fees, People, Fundraising, Operating Expenses.
(Note: The August 2024 offering occurred subsequent to the 2024 fiscal year-end, but is included here for completeness as it is a recent offering.)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Operating Results – 2024 Compared to 2023

The Company is a development-stage entity with no revenues in either 2024 or 2023. Net loss decreased from $325,058 in 2023 to $315,698 in 2024, a reduction of $9,360 or approximately 3%. This improvement was primarily due to a slight decrease in total operating expenses from $324,958 in 2023 to $316,854 in 2024.

Key changes in operating expenses include:
-General and administrative expenses decreased from $60,053 to $42,457, reflecting lower overhead costs.
-Payroll expenses decreased significantly from $220,973 to $111,895, due to extra pay in 2023 plus reducing compensation in 2024.
-Professional fees increased from $27,971 to $154,105, primarily related to engaging 3rd party engineers for development activities as well as legal and consulting fees.
-Depreciation expense decreased from $15,961 to $8,396, as fixed assets continued to depreciate.

The Company's operations have been funded primarily through the issuance of Simple Agreements for Future Equity (SAFE Notes). During 2024, the Company received net cash of $308,374 from financing activities, nearly all related to the issuance of SAFE Notes. This compares to $0 in cash from financing activities in 2023.

Total assets decreased slightly from $174,221 in 2023 to $164,775 in 2024, primarily due to the depreciation of fixed assets.

Total liabilities increased from $838,190 in 2023 to $1,144,442 in 2024. This increase was driven by the issuance of new SAFE Notes, which are classified as long-term liabilities on the balance sheet.

As noted in the financial statements, the Company has incurred recurring losses from operations and is dependent on its ability to raise additional capital to fund its development plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan to address this is to continue to raise capital through exempt offerings, such as the Regulation Crowdfunding offering.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $158,796.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

As of December 31, 2024, the Company's primary liabilities consist of Simple Agreements for Future Equity (SAFE Notes), which are classified as long-term liabilities. The Company has no traditional interest-bearing debt.

Outstanding SAFE Notes as of December 31, 2024, totaled $1,140,190 (net of deferred financing costs).

A shareholder loan of $20,000 from CEO Nicholas Hodges, made in 2024, was fully repaid in November 2024 and carries no outstanding balance.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors:
Nicholas Garnett Hodges: CEO, Founder, Director, and Principal Accounting Officer (joined January 2021). Responsibilities include setting overall strategic direction, managing operations, capital raising, and representing the Company.
Debbie Jean Hodges: Board Member (joined January 2021). Responsibilities include advising on marketing and graphic design services.
Louis Emil Bohn: Board Member (joined January 2021). Responsibilities include advising the Founder.

Officers:
Nicholas Garnett Hodges: CEO and Principal Accounting Officer (joined January 2021).
Nicholas Garnett Hodges: Secretary (joined January 2021).

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

As of the end of fiscal year 2024, the following person was the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities.

Nichola s Hodge s
5,000,000 - Class B Common Stock
% of Voting Power - 100%

RELATED PARTY TRANSACTIONS

Shareholder Loan: During 2024, the CEO, Nicholas Hodges, provided two loans of $10,000 each (totaling $20,000) to the Company. These loans bore no interest and were fully repaid to Mr. Hodges on November 19, 2024.

Receivable from Officer: As of December 31, 2024, the Company had a related party receivable of $66 due from the Company's founder, Nicholas Hodges, arising from the accidental use of a company credit card for a personal expense.

OUR SECURITIES

As of December 31, 2024, the Company's authorized and outstanding securities are as follows:

Common Stock

Class A Common Stock:
-Authorized: 20,000,000 shares
-Outstanding: 0 shares
-Voting Rights: One vote per share.

Class B Common Stock:
-Authorized: 5,000,000 shares
-Outstanding: 5,000,000 shares
-Voting Rights: Five votes per share.
-All outstanding Class B shares are held by founder Nicholas Hodges.

Preferred Stock
-Authorized: 10,000,000 shares
-Outstanding: 0 shares
-Rights: Holders are entitled to a "Liquidation Preference" in preference to Common Shares.

Other Securities
-Simple Agreement for Future Equity (SAFE): The Company has issued SAFE notes in various offerings, as detailed in the "Debt" section. These notes are not equity but represent a future right to equity upon a conversion event (e.g., a qualified equity financing). As of December 31, 2024, the Company had $1,140,190 (net of deferred financing costs) in outstanding SAFE notes classified as long-term liabilities.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Risks Related to Our Early Stage of Development The Company is a pre-revenue, development-stage business with a limited operating history and a history of net losses. Formed in January 2021, our operations to date have been dedicated to research, design, and fundraising, and there is no assurance that we will ever achieve or sustain profitability. Our current product is a digitally-optimized design that has not yet been manufactured or validated as a physical prototype. There is a material risk that we may never develop an operational product, that the final product may fail to meet performance and cost projections derived from simulations, or that it may not achieve market acceptance. All business and financial projections presented are forward-looking, hypothetical, and based on management's assumptions; they are not a guarantee of future performance, and actual results will vary, potentially materially. As an early-stage venture, our business model, product offerings, and management team may be subject to future changes. Investors will have limited information rights and must rely on the judgment of a small management team, the loss of which could adversely affect the company. Sales, capacity rating, and financial projections are based on industry forecasts and management assumptions. Actual results may differ materially (e.g. 20-50% lower) due to R&D delays, market adoption rates, competition, supply chain issues, technical feasibility of the turbine or its components, issues related to unexpected developments in supply chain or manufacturing, and many others. Risks Related to Financing and Future Capital Needs The funds raised in this offering may not be sufficient to meet our long-term operational goals, and the Company will require significant additional capital in the future to fund the manufacturing, marketing, and scaling of its product. There can be no assurance that additional financing will be available on commercially reasonable terms, or at all. The inability to secure future capital could force the Company to delay its development, scale back its operations, or cease operating altogether, which would result in the loss of your investment. If we are able to raise additional funds through the issuance of equity or convertible securities, your ownership will be diluted. Furthermore, the terms of any subsequent financing may be more favorable to new investors, potentially including rights, preferences, or a valuation that adversely impacts the value of the securities issued in this offering. Risks Related to Intellectual Property The Company's value is substantially dependent on its intellectual property ("IP"), which includes two granted U.S. patents and additional pending international patents. The success of our business hinges on our ability to obtain, protect, and enforce this IP. There is no guarantee that our pending patent applications will be granted, and even our existing patents could be challenged, invalidated, or designed around by competitors. Furthermore, enforcing our IP rights through litigation is extraordinarily expensive and time-consuming, and we may lack the financial resources to pursue legal action against infringement, even if it is occurring. A failure to obtain, maintain, or enforce our IP portfolio would significantly weaken our competitive advantage, could allow competitors to replicate our technology, and would materially harm the value of the Company and your investment. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described herein is merely an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Technology and Performance Validation Risk Our turbine's performance projections are currently based on digital simulations (CFD). There is a material risk that the physical prototypes, once manufactured and tested, may not achieve the performance, power output, or efficiency projected by these simulations. Factors such as manufacturing tolerances, material performance, and unforeseen aerodynamic effects could lead to lower-than-expected results, which would fundamentally impact the economic viability and marketability of our product. Disclosed potential ratings of 6-13 kW reflects conservative building (1.1-1.3x) accelerations, C_p=0.3 - 0.4, and Capacity Factor (CF) of 10-20% for target sites. Estimates are based on preliminary engineering inputs and industry benchmarks for shrouded VAWTs, pending third-party testing. Actual performance may vary significantly. Untested design may yield lower power output (e.g., 20-50% below estimates) due to urban turbulence, suboptimal shroud performance, or directional wind limitations, impacting revenue and LCOE competitiveness. Forward-looking estimates, including turbine power ratings, are based on assumptions that may not materialize. Actual results could differ materially due to this and other risks. Supply Chain and Logistics Risks Our product's manufacturing is dependent on a complex global supply chain for key components, including rare-earth magnets for generators, carbon fiber composites for the turbine shell, and specialized power electronics. These supply chains are subject to significant risks, including price volatility, geopolitical tensions, trade policies such as tariffs, and logistical disruptions. A sharp increase in the price or a disruption in the supply of these critical components could materially increase our cost of goods sold, delay our product launch, prevent us from meeting customer demand, and adversely affect our financial performance. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. In the event our product causes property damage or personal injury, we could be subject to significant product liability lawsuits. While we intend to carry liability insurance, we cannot guarantee it will be sufficient to cover all potential claims, and a significant judgment against us could materially harm the company. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. The Simple Agreement for Future Equity has no rights to vote until the date of conversion The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with established companies, emerging startups, and potential future entrants that currently have products on the market and/or various respective product development programs, have much better financial means and marketing/sales and human resources, may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. This can impact the company's ability to attract and retain customers, gain market share, differentiate itself, and generate sustainable revenue. Competition from Energy Storage Solutions We are positioned as a complement to solar power, providing energy when solar is unavailable. A primary competitor in solving this same problem is battery energy storage systems (BESS). The cost of battery technology has been declining, and continued improvements in the cost, lifespan, and efficiency of BESS could make it a more economically attractive solution for solar intermittency than rooftop wind for some customers. Widespread adoption of cheaper, more effective battery storage could reduce the addressable market for our product. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Regulatory and Permitting Risk at the Local Level The installation of rooftop equipment is often subject to local municipal zoning laws, building codes, and permitting processes. While our turbine is designed to be safer and more aesthetic than traditional designs, there is a risk that local jurisdictions may not have existing regulations that accommodate our product or may classify it in a way that makes permitting difficult, costly, or impossible. A lack of regulatory clarity or unfavorable local ordinances could significantly limit our serviceable market in key metropolitan areas. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Competition is likely to be or become significant. The turbine has already received a lot of attention from the market, which means competitors have taken notice. It's most likely only a matter of time before some other company comes out with something similar but just different enough to 'get away with it', both legally and practically speaking. That may happen before we launch or before we can take a significant portion of market share. Nature of energy as a commodity may conceivably hurt the Company's results of operations. Energy, whether generated by wind (as envisioned with the turbine), solar or other means, is ultimately a commodity, making it subject to substantial downward pricing pressure. Along these lines, many alternative forms of energy exist, and if the price of one form of energy becomes lower than the form of energy for which the turbine is designed (wind energy), sales of the turbine could suffer, hurting our profitability and causing substantial losses. Planned manufacturing techniques may prove inadequate. The company currently expects to use certain manufacturing strategies and techniques, potentially including just-in-time manufacturing within (or near) various nations or other markets where products are expected to be sold, to hopefully reduce or otherwise manage costs and risks (e.g. tariffs, shipping/customs delays) often experienced by businesses that focus all production in a single, central location that serves all markets. These strategies and techniques may prove, in fact, to be unsuccessful in reducing or managing any costs or risks and/or to not be viable in certain (or any) markets. Certification risks apply. Anticipated components of our products may require certification (for example, UL certification) for installation in various markets-this could be regional or specific to the product type. It is possible that our products do not gain UL certification (if applicable, or any other certification that is required under applicable law to use or install), which could harm our operational and financial performance. Regulatory issues may prevent or substantially impede the Company's success. Regulatory or governmental requirements and rules may exist, or become enacted, in any markets where the Company hereafter does business, which may harm or limit the Company or its operations. For example, local zoning ordinances in markets where we do business may limit installation of our products, such as the turbine, on customer's rooftops, likely decreasing the sales potential in such market. It is possible that the Securities may never become convertible or that a liquidity event (such as an acquisition of the Company) may never occur. It is possible that the Securities may never become convertible. For example, the Company may never sponsor an equity offering that involves preferred stock or actually receive any sought-after equity funding. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities are subject to numerous restrictions and limitations and could prove to be totally illiquid. The Securities are subject to numerous transfer restrictions (both by the SEC and pursuant to the terms of the SAFEs themselves) and will

likely be highly illiquid, with no currently established secondary market on which to sell them, and this is likely to be the case for some significant amount of time and potentially forever. The Securities, being SAFES, are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. Market size estimates vary significantly. Market size estimates, such as Grand View Research's $63.4B in 2024 (5.8% CAGR), may not materialize. Significant changes in the Company's goals, product mix and/or our business model are possible and may give rise to additional risks. We are an early-stage venture. It is possible that we may end up designing new or different products from any we currently intend to design (such as the turbine). Similarly, we may venture into industries and/or markets which we do not currently contemplate entering. These industries and/or markets may present risks which are not currently understood by us or you, which risks could harm the Company and/or its results of operations. Inflation has had a profound impact on global supply chain prices, including those that affect energy costs and the future costs of the turbine. As previously disclosed, energy is a commodity with significant downward pressure and the price of energy could become too low for the turbineto be financial viable in the marketplace. Inflation could continue to push prices upwards while energy prices continue to decline, pressuring the turbine's economic viability. The Company may choose to close the round with an amount less than the stated maximum funding amount of the StartEngine campaign. Even if a larger amount is funded, the company may choose to only take a portion of the amount that has actually been funded. If the amount closed, up to and including the maximum campaign goal, is insufficient to reach our goals, another round will have to be raised in order to continue operations. There is no guarantee another round could be raised. As a small business, the Company depends heavily on key personnel and there are substantial risks to the Company related to personnel. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we will (or may) require to successfully become operational, grow our business or achieve profitability. Costs of labor may fluctuate or increase, potentially limiting or restricting the ability of the Company to achieve significant (or any) profit margins.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 5, 2025.

Halcium Energy Inc.

Nick Hodges

DocuSigned by:
Nick Hodges
D623C030BE774A6...

By /s/

Name: Halcium Energy Inc.

Title: CEO, Director, and Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

Halcium Energy Inc.
(the "Company")
a Utah Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OFCONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Halcium Energy, Inc. Management

We have reviewed the accompanying financial statements of Halcium Energy Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements: Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility: The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern: As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
Oct 16, 2025

3

HALCIUM ENERGY INC.
BALANCESHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	158,796	154,106
Related Party Receivable		66	66
Total Current Assets		158,862	154,172
Non-Current Assets:			
Fixed Assets - net	$	5,912	20,049
Total Non-Current Assets		5,912	20,049
TOTAL ASSETS	$	164,775	174,221
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	4,052	6,174
Accrued Taxes		200	200
Total Current Liabilities	$	4,252	6,374
Non-Current Liabilities:			
SAFE Notes - net of deferred financing costs	$	1,140,190	831,816
Total Non-Current Liabilities	$	1,140,190	831,816
TOTAL LIABILITIES	$	1,144,442	838,190
EQUITY			
Accumulated Deficit	$	(979,667)	(663,969)
TOTAL EQUITY	$	(979,667)	(663,969)
TOTAL LIABILITIES AND EQUITY	$	164,775	174,221

See Accompanying Notes to these Unaudited Financial Statements

HALCIUM ENERGY INC.
STATEMENT OFOPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Net Sales	$	-	-
Cost of Sales		-	-
Gross Profit	$	-	-
Operating Expenses			
General and Administrative Expense	$	42,457	60,053
Payroll Expense		111,895	220,973
Professional Fee		154,105	27,971
Depreciation Expense		8,396	15,961
Total Operating Expenses		**316,854**	**324,958**
Total Loss from Operations	$	**(316,854)**	**(324,958)**
Other Income (Expense) Interest Income	$	9	-
Other Income		1,260	-
Interest Expense		(113)	-
Other Expense		-	(100)
Total Other Income (Expense)		**1,155**	**(100)**
Net Income (Loss)	$	**(315,698)**	**(325,058)**

See Accompanying Notes to these Unaudited Financial Statements

HALCIUMENERGY INC.
STATEMENT OF CHANGESINSHAREHOLDERS' EQUITY

| | Common Stock | | Preferred Stock | | | Retained | Total Shareholders' |
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Earnings (Deficit)	Equity
Beginning balance at 1/1/23	-	-	-	-	-	(338,911)	(338,911)
Issuance of Capital Stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(325,058)	(325,058)
Ending balance at 12/31/23	-	-	-	-	-	(663,969)	(663,969)
Issuance of Capital Stock	-		-		-	-	-
Additional Paid-in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(315,698)	(315,698)
Ending balance at 12/31/24	-	-	-	-	-	(979,667)	(979,667)

See Accompanying Notes to these Unaudited Financial Statements

HALCIUM ENERGY INC.
STATEMENT OFCASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(315,698)	(325,058)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		8,396	15,961
Accounts Payable		(2,122)	4,777
Accrued Taxes		-	100
Related Party Receivable		-	(66)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		6,274	20,772
Net Cash used in Operating Activities	$	(309,424)	(304,286)
INVESTING ACTIVITIES			
Fixed Assets - net	$	5,740	(3,626)
Net Cash provided by (used in) Investing Activities	$	5,740	(3,626)
FINANCING ACTIVITIES			
SAFE Notes - net of deferred financing costs	$	308,374	0
Net Cash provided by Financing Activities	$	308,374	0
Cash at the beginning of period		154,106	462,019
Net Cash increase (decrease) for period	$	4,690	(307,912)
Cash at end of period	$	158,796	154,106

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest

Income taxes

Supplemental Disclosures of Non-Cash Investing and Financing Activities

See Accompanying Notes to theseUnaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Halcium Energy Inc. ("the Company") was incorporated in Utah on January 6th of 2021. It currently engages in the R&D of a shrouded vertical axis wind turbine for rooftops designed to operate in the challenging environment of towns and cities. Once developed, it intends to generate revenue by the sale and service of these turbines around the world. Halcium currently has 3,600 installers waiting to purchase its turbine for installation for their customers in over 50 countries on every inhabited continent. The company is headquartered in Salt Lake City, Utah, USA. The company is planning a final Reg CF offering to finish the last phase of development which will result in a fleet ready to manufacture and sell prototypes for final testing before going to market.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company is vulnerable to severe near-term risks due to concentrations in its suppliers and sources of material. The Company relies entirely on a single third-party vendor for all research and development, making its product development timeline susceptible to any disruption in its operations. While the Company has contractual protections in place, its long-term plan is to mitigate this risk by qualifying additional vendors or building an in-house team. Additionally, its products currently depend on Permanent Magnet Generators (PMGs) which use rare-earth materials, exposing the Company to significant supply chain and price volatility. The Company's strategy is to mitigate this by developing an alternative generator using domestic, non-rare-earth materials; however, there is no guarantee this new technology will be successfully developed, available in sufficient quantities, or cost-competitive, and failure to do so would leave the Company dependent on the volatile PMG supply chain.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations in the Research & Development phase and realized losses for the past three (3) years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $158,796 and $154,106 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

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Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Camper	3-5	-	20,665
Computers and Equipment	3-5	30,641	30,642
Less Accumulated Depreciation	-	(24,729)	(31,258)
Totals		**5,912**	**20,049**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company plans to generate revenue through the wholesale sale of rooftop wind turbines to solar installers for resale to commercial building customers as a complement to solar panels or in situations where solar panels are not viable but a wind turbine would be. Sales are expected to involve cash payments or partial prepayments at order placement, with the balance due at shipment, though limited credit terms may be offered selectively.

The Company is in the research and development phase, has not generated revenue, and has not sold or delivered any products.

The Company's performance obligation under future revenue contracts will be satisfied when control of the wind turbine is transferred to the customer, expected to occur upon shipment from the Company's warehouse.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Professional Fees

Professional fees consist primarily of amounts incurred for legal, accounting, audit, consulting, and advisory services utilized by the Company in the ordinary course of business. These services support compliance with regulatory requirements, financial reporting, business operations, and corporate governance.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	2023
Net Operating Loss Carryforwards	62,925	(4,869)
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	1,521	3,628
Other Temporary Differences	-	-
Gross Deferred Tax Asset	**64,446**	**(1,241)**
Less: Valuation Allowance	(64,446)	1,241
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $561,019. Federal NOLs arising after December 31, 2017, generally do not

_____

expire butaresubject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitationsunderSection 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	2024	2023
Currenttaxexpense	-	-
Deferredtaxexpense (benefit)	64,446	(1,241)
ValuationAllowance	(64,446)	1,241
Net DeferredTaxAsset (Liability)	**-**	**-**

IncomeTaxes Paid

	2024	2023
Federal	-	-
State		
Foreign		
Net Deferred Tax Asset (Liability)	**-**	**-**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(66,297)	21.00%	(68,262)	21.00%
State taxes, net of federal benefit	(14,680)	4.65%	(15,115)	4.65%
Permanent differences	-	0.00%	-	0.00%
Change in Valuation Allowance	-	0.00%	-	0.00%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	**(80,977)**	**25.65%**	**(83,377)**	**25.65%**

Explanation of Significant Reconciling Items:

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The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Key highlights for ASU 2023-09 compliance:
Expanded rate reconciliation in both dollar and percent format with standardized line items.

Tabular disclosure of income taxes paid by jurisdiction.

Enhanced explanations for valuation allowances and material reconciling items.

Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

Management has evaluated the Company's tax positions in accordance with ASC 740, *Income Taxes*, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024, the Company had a related party receivable of $66 due from the Company's founder, Nicholas Hodges, arising from accidentally using the company's credit card for personal expense.

Subsequent to year-end, management has indicated its intention to settle this balance during the year ending December 31, 2025. Given the insignificant amount involved, the balance is considered immaterial to the financial statements.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

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The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

SAFE Notes During the year ended December 31, 2024, the Company raised gross proceeds of $1,232,638 through the issuance of Simple Agreements for Future Equity ("SAFE Notes") to investors via the Wefunder crowdfunding platform.

In accordance with U.S. GAAP (ASC 480, Distinguishing Liabilities from Equity), the SAFE Notes are classified as liabilities on the balance sheet, as they represent obligations to issue equity in the future and do not meet the requirements for equity classification. The SAFE Notes will remain classified as liabilities until such time that they are either settled or converted into equity pursuant to the terms of the agreements.

Financing Costs The Company incurred transaction fees of $92,448 payable to Wefunder in connection with the issuance of the SAFE Notes. Consistent with ASC 835-30 and ASC 470, these costs have been recorded as Deferred Financing Costs, which are presented as a direct deduction from the SAFE Notes liability balance.

A summary of the Company's SAFE Notes is shown below.

	2024	2023
SAFE Notes	1,232,638	899,261
Deferred Financing Cost	-92,448	-67,445
SAFE Notes - net	1,140,190	831,816

NOTE 6 – EQUITY

Preferred Stock As of December 31, 2024, and 2023, the Company had authorized 10,000,000 shares of preferred stock, of which none were outstanding. The preferred stock is non-cumulative with voting rights equal to the whole number of shares outstanding. The preferred stock has liquidation preference over the common stock but contains no other significant preferential rights.

Common Stock As of December 31, 2024, and 2023, the Company had two classes of common stock. The Company had authorized 20,000,000 and 5,000,000 shares of Class A Common Stock and Class B Common Stock, respectively. Each class has the same rights and privileges as each other and rank equally. As of December 31, 2024, and 2023, there were no shares of Class A Common Stock outstanding and 5,000,000 shares of Class B Common Stock outstanding. Class A Common Stock has voting rights equal to the whole number of shares outstanding and Class B Common Stock has voting rights equal to five times the whole number of shares outstanding.

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<u>Founders' Common Stock Subscription</u> The Company authorized the issuance of 5,000,000 Class B common shares to its founders at a subscription price of $5,000. As of December 31, 2024, payment for these shares had not yet been received. Accordingly, the related common stock and subscription amount have not been recorded in the accompanying financial statements. The founder has indicated his intention to settle the subscription in cash subsequent to year-end.

<u>No Par.</u>
All Shares have no par value (or the smallest par value allowed under applicable law, if such amount is greater than $0).

<u>General Voting:</u>
Shareholders are generally entitled to vote on matters such as the election of Directors and amendments to the Bylaws

<u>No Cumulative Voting</u>. No Shareholders shall be entitled to "cumulate" votes (within the meaning of such term under Section 16-10a-728 of the Act) with respect to the election of directors of the Corporation ("Directors"). Moreover, no Shareholders shall be entitled to exercise voting rights in a cumulative fashion with respect to any other matter, whether involving Directors or otherwise, to the extent any other matter is subject to the vote of Shareholders and the opportunity to similarly cumulate votes might (in the absence of this restriction) arise. Furthermore, for the avoidance of doubt, Directors shall not be allowed to exercise voting rights in a cumulative fashion as to any matter, such as, for example, in the appointment of officers of the Corporation ("Officers").

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 17, 2025, the date these financial statements were available to be issued.

The Company has raised an additional gross fund of $92,640 from the issuance of SAFE Notes in February, April, and May 2025.



I, Nicholas Hodges, the CEO of Halcium Energy Inc, hereby certify that the financial statements of Halcium Energy Inc and notes thereto for the periods ending December 31st, 2023 and December 31st, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, the amounts reported on our tax returns were total loss of $173,431, taxable income of $0, and a total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Condition Certification has been executed as November 4th, 2025.

Nicholas Hodges
Chief Executive Officer
November 4th, 2025

CERTIFICATION

     I, Nick Hodges, Principal Executive Officer of Halcium Energy Inc. , hereby certify that the financial statements of Halcium Energy Inc. included in this Report are true and complete in all material respects.

Nick Hodges

DocuSigned by:

Nick Hodges

D623C030BE774A6...

CEO, Director, and Principal Accounting Officer

Debbie Hodges

Signed by:

Debbie Hodges

ECABDA3EA73B42C...

Director

Emil Bohn

Signed by:

ED71035DEF3146F...

Director